David Lubin & Associates

92 Washington Avenue

Cedarhurst, NY 11516

Telephone: (516) 569-9629

Facsimile: (516) 569-5053

September 5, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: John Reynolds, Assistant Director

Re:	Giant Oil & Gas Inc.

Registration Statement on Form F-1

filed on May 31, 2005, SEC File No. 333-12581

Ladies and Gentlemen;

Giant Oil & Gas Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the Commission’s comments, dated June 30, 2005 (the “Comment Letter”), with reference to the Company’s registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on May 31, 2005.

The Company appreciates your review to assist to enhance the overall disclosure in their Exchange Act filings.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows:

Form F-1

General

1.            Comment: Many of the following comments apply to disclosure that appears in more than one place. In addition, we often raise more than one point within one numbered comment. To avoid the need for us to issue repetitive comments or to reissue similar comments in future letters, please ensure that you fully respond to every point we raise in each numbered comment. Key your letter of response to our numbered

Securities and Exchange Commission

September 5, 2005

comments, and indicate precisely where in the marked version of the amendment you have made corresponding changes.

Response: The Company will fully respond to every point raised by the Staff in each numbered comment and we will provide the page numbers in the marked version of the Amended Registration Statement where the Company’s changes appear, in accordance with this item 1 of the Comment Letter.

2.            Comment:        Because there is no market for your stock, you will need to include in the final prospectus the price per share at which the stock will be offered and sold until such time, if ever, that the shares trade on the OTCBB.

Response:        After the Registration Statement is declared effective, the Company will find market makers to file a Form 15c21l with the OTCBB in order that the Company’s common stock will become eligible for trading on the OTCBB board. The Company will add the pricing information to its final prospectus, in accordance with this item 2 of the Comment Letter.

3.            Comment:         The company is responsible for the accuracy and completeness of all disclosure that appears in its filings with the Commission. In that regard, the registration statement includes a number of inconsistencies, as well as disclosure that fails to properly convey the business that you propose to conduct and your current lack of any meaningful operations. We will cite individual examples, but you need to review all disclosure carefully to ensure that you have prepared a document that is complete, internally consistent and accurate. We may have additional comments upon review of the amended Form F-1.

Response:       The Company has made a concerted effort to correct the inconsistencies found through out the Registration Statement in response to this item 3 of the Comment Letter.

4.            Comment:         Most of your disclosure relates to business operations that you conceivably could engage in at some unknown future time. Revise the document in general to provide a more apt description of your business as currently constituted and to make clear the absence of meaningful prospects. The extent of the disclosure you include regarding possible future operations and potential business considerations could obscure the following points, all of which need to appear prominently in the place near the front of your document:

•

“We have not, as yet, determined if we will exercise our option on the Well.” [Page 17.] It appears as though you are essentially a blank check company. We refer you to Securities Act Rule 419. Ensure that your document accurately describes your business plan.

•	“We do not have any plan to generate revenue” [Page 22.]

Securities and Exchange Commission

September 5, 2005

•

“At this time, we definitely have no natural gas reserves on our leases.” [Page 17.] And make clear that your only business asset is the right to acquire a working interest and net revenue interest in a well that is not currently in production.

•	“There is no commercially viable resource on our leases.” [Page 18.]

•

“Our only intention thus far is to participate as an owner of interests in properties such that we are not involved in the actual operation of the extraction operations.” [Page 19.] But even this appears to overstate your plans and current “operations,” since you indicate on page 20 that you “have not begun to research or identify ether potential acquisitions, but expect to do so within the next twelve months.”

•	“No member of our management team is presently employed by us.” [Page 20.]

•

Neither of your officers, and none of your three directors receives any compensation. In that regard, make clear that your director serves entirely as a volunteer; we note that he is listed as owning no shares. And advise us why he has agreed to serve without compensation and without any share ownership or :their benefits

•	No one devotes more than a day per week to your business, and both officers have direct conflicts of interest due to their positions with other resource exploration companies,
•

It is remote that you will obtain any meaningful revenues from the only property in which you have a potential interest. You disclose at page 21 that the well has had only “sporadic production.” Also provide enhanced disclosure regarding the Liming and rates of production.

•

Potential purchasers should only consider the purchase of your shares with full knowledge of the risks and the likelihood that they might lose their entire investment. If you believe that this is not accurate, advise us why.

Response:               The Company has made the following revisions in the Amended Registration Statement in response to this item 4 of the Comment Letter:

•

“We have not, as yet, determined if we will exercise our option on the Well.” [Page 17.] It appears as though you are essentially a blank check company. We refer you to Securities Act Rule 419. Ensure that your document accurately describes your business plan. Response: The Company has added

Securities and Exchange Commission

September 5, 2005

further description of the business plan. Additionally, the Company does not consider itself a blank check company as the term is defined in Rule 419 of Regulation C, because it does not intend to merge with or acquire another company in the foreseeable future and it does intend to raise additional capital and acquire full or partial interests in oil and gas producing wells, directly or through options.

•	“We do not have any plan to generate revenue” [Page 22.] Response: This statement has been deleted from the Amended Registration Statement.

•

“At this time, we definitely have no natural gas reserves on our leases.” [Page 17.] And make clear that your only business asset is the right to acquire a working interest and net revenue interest in a well that is not currently in production. Response: This statement has been deleted from the Amended Registration Statement and the Company has added its plan for future acquisition of interests in oil and gas wells on page ___ of the Amended Registration Statement.

•

“There is no commercially viable resource on our leases.” [Page 18.] Response: This statement has been deleted from the Amended Registration Statement and the Company has added its plan for future acquisition of interests in oil and gas wells on pages 22 - 25 of the Amended Registration Statement.

•

“Our only intention thus far is to participate as an owner of interests in properties such that we are not involved in the actual operation of the extraction operations.” [Page 19.] But even this appears to overstate your plans and current “operations,” since you indicate on page 20 that you “have not begun to research or identify ether potential acquisitions, but expect to do so within the next twelve months.” Response: This statement has been revised in the Amended Registration Statement to reflect the Company’s plan for future acquisition of interests in oil and gas wells appearing on pages 21 - 25 of the Amended Registration Statement.

•

“No member of our management team is presently employed by us.” [Page 20.] Response: The Company has added an explanation following this disclosure that it expects to hire additional consultants to meet the demands of its business plan.

•

Neither of your officers, and none of your three directors receives any compensation. In that regard, make clear that your director serves entirely as a volunteer; we note that he is listed as owning no shares. And advise us why he has agreed to serve without compensation and without any share ownership or :their benefits. Response: The Company’s two founding Directors have purchased common shares of the Company. The Company’s third Director, Mr. Duncan Budge is serving on the Company’s Audit Committee and has contributed a

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September 5, 2005

minimum amount of his time to the Company. It is the intention of the Company to compensate Mr. Budge with common share options in the future.

•

No one devotes more than a day per week to your business, and both officers have direct conflicts of interest due to their positions with other resource exploration companies; Response: The Company expects its officers, directors and consultants to increase the amount of time spent on the Company’s business as the Company executes on its plan of operation and researches and acquires more interests, or options for interests, in undeveloped oil and gas properties. In particular, as noted on page 23, Mr. Coale is expected to increase the amount of time he devotes to the Company as the Company advances its business plan.

•

It is remote that you will obtain any meaningful revenues from the only property in which you have a potential interest. You disclose at page 21 that the well has had only “sporadic production.” Also provide enhanced disclosure regarding the Timing and rates of production. Response: The Company has added production information regarding the Well on pages 19, 20 and 23of the Amended Registration Statement.

•

Potential purchasers should only consider the purchase of your shares with full knowledge of the risks and the likelihood that they might lose their entire investment. If you believe that this is not accurate, advise us why. Response: The Company has added disclosure in boldface on page 1 of the Amended Registration Statement regarding the above statement in the Comment Letter.

5.             Comment:        Ensure that your disclosure is consistent, current and concise. Also make sure that you do not overstate the status of your business and prospects. The following, while not a complete list, are among the many apparent overstatements, inconsistencies and examples of outdated disclosure that we encountered during the course of our review:

•	The well “is utilized for the business purpose of producing natural gas.”“ [Page 4.] Disclosure elsewhere suggests that there may be no resources on the property.
•

You refer at more than one place to the maximum amount you could receive in the event that all warrants are exercised at the full price. But this appears to ignore that the warrants are not exercisable on their terms for another two years. It also ignores your discretionary authority to reduce the exercise price.

•

Disclose in necessary detail the plans you have with regard to moving forward the warrant exercise date and reducing the exercise price. Also make clear what factors you will consider in that regard, and disclose any agreements, tacit, explicit or otherwise, that you have with any warrantholders in that connection. And

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September 5, 2005

clarify that it is unlikely that you will obtain anything approaching the maximum exercise price proceeds for the foreseeable future. We may have additional comments,

•	“We may extend our option for one year by paying an additional USD $6,000....” But the next sentence makes clear that the payment has already occurred.
•

You indicate at page 24 and elsewhere that “office expenses” through December 31, 2004, were only $147, but you indicate at page 20 that your rental rate is CDN $125 per month. Clarify when you began making rent payments.

•

You refer to having a “minimal operating history” and having not generated “any meaningful revenues,” but even those characterizations appear to overstate your situation. It appears that you have not generated any revenues from operations. And explain what “exploratory drilling” you have already undertaken. [Page 8.]

•

“We compete with major and independent crude oil and natural gas companies for properties.” [Page 20.] It does not appear that you have had any meaningful operations, so the suggestion that you are in competition with large entities lacks proper balance.

•

You refer to needing $100,000 - apparently CDN -- to “maintain operations,” but it is unclear what operations you intend to cite. [Page 20.] Also the reference at page 21 to “expanding” your business during the next 12 months requires additional explanation. Similarly, it is unclear which “exploratory work” you are referring to at page 22 as having been completed.

•	“Our plan over the next twelve months is to exercise our option,” but this disclosure at page 20 is in conflict with the statement that appears at page 17.
•	The reference to a concurrent “primary offering” that you are registering at the same time requires additional explanation. [Page 21.]
•	Explain the reference to the Polischuk Property, which appears only at page 22.
•

You state that you “participate in the oil and gas industry through the optioning of oil and gas exploration and development projects.” [Page 24.] Provide us with support for this assertion. Also, clarify the references to “our properties” and “our mineral properties.”

•	If you retain the reference, explain why you refer to possible

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September 5, 2005

listing on the Nasdaq Small Cap Market at page 38. Also update the disclosure regarding the items voted upon at the June 16, 2005, meeting, including any changes to the Articles of Incorporation that resulted. File the amended Articles as an exhibit.

•

Explain to us why you include a glossary that includes many terms that do not appear in the document. [Page 41.] Your disclosure, including the revised Risk Factors section, should not be generic but instead should apply to your particular facts and circumstances.

•	Your pagination on the version provided to us as courtesy copies differs from the version filed via EDGAR.

•	Refile the agreement you filed as Exhibit 10.6 to include the names and capacities of those signing as “authorized signatory.”

Response: The Company has made the following revisions in the Amended Registration Statement in response to this item 5 of the Comment Letter:

•

The well “is utilized for the business purpose of producing natural gas.”“ [Page 4.] Disclosure elsewhere suggests that there may be no resources on the property. Response: The Company has revised this disclosure on page 4 of the Amended to indicate that, consistent with disclosure elsewhere in the Amended Registration Statement, the Well has had a history of sporadic production of natural gas.

•

You refer at more than one place to the maximum amount you could receive in the event that all warrants are exercised at the full price. But this appears to ignore that the warrants are not exercisable on their terms for another two years. It also ignores your discretionary authority to reduce the exercise price. Response: The Company has revised the disclosure on pages 2, 5 and 37 in the Amended Registration Statement to indicate that the amount proceeds from warrant exercises would not occur until after May 20, 2007 and the Company assumes that it will not use its right to reduce the exercise price of the warrants.

•

Disclose in necessary detail the plans you have with regard to moving forward the warrant exercise date and reducing the exercise price. Also make clear what factors you will consider in that regard, and disclose any agreements, tacit, explicit or otherwise, that you have with any warrantholders in that connection. And clarify that it is unlikely that you will obtain anything approaching the maximum exercise price proceeds for the foreseeable future. We may have additional comments. Response: As noted in the Company’s response to the prior comment above, the Company has revise its disclosure on pages 2, 5 and 37 in the Amended Registration Statement that it would not receive proceeds from the exercise of warrants until after May 20, 2007, assuming the Company does

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September 5, 2005

not reduce the exercise price of the warrants. Any such changes would only be considered if the Company was to require additional funding that could not be obtained by any other means.

•

“We may extend our option for one year by paying an additional USD $6,000....” But the next sentence makes clear that the payment has already occurred. Response: The Company has clarified the disclosure on page 19 of the Amended Registration Statement to make clear that the additional USD $6,000 is to extend the option one year to February 8, 2007 and the Company added to the next sentence that it has not paid the USD $6,000 to extend the option to February 8, 2007.

•

You indicate at page 24 and elsewhere that “office expenses” through December 31, 2004, were only $147, but you indicate at page 20 that your rental rate is CDN $125 per month. Clarify when you began making rent payments. Response: The Company has clarified when it began making rent payments on page 21 of the Amended Registration Statement.

•

You refer to having a “minimal operating history” and having not generated “any meaningful revenues,” but even those characterizations appear to overstate your situation. It appears that you have not generated any revenues from operations. And explain what “exploratory drilling” you have already undertaken. [Page 8.] Response: The Company has revised the disclosure regarding its operations in Risk Factor 1 on page 8 of the Amended Registration Statement to indicate that the Company has no operating history and has not generated any revenues. Reference to ‘exploratory drilling’ has been removed.

•

“We compete with major and independent crude oil and natural gas companies for properties.” [Page 20.] It does not appear that you have had any meaningful operations, so the suggestion that you are in competition with large entities lacks proper balance. Response: The Company has revised the disclosure on page 21 of the Amended Registration Statement to indicate that the Company competes against other small independent crude oil and natural gas companies.

•

“You refer to needing $100,000 - apparently CDN -- to “maintain operations,” but it is unclear what operations you intend to cite. [Page 20.] Also the reference at page 21 to “expanding” your business during the next 12 months requires additional explanation. Similarly, it is unclear which “exploratory work” you are referring to at page 22 as having been completed.” Response: The Company has provided additional details regarding its operations that it will fund over the next 12 months on page 22 of the Amended Registration Statement.

Securities and Exchange Commission

September 5, 2005

•

“Our plan over the next twelve months is to exercise our option,” but this disclosure at page 20 is in conflict with the statement that appears at page 17. Response: The Company has revised the disclosure on page 22 of the Amended Registration Statement to indicate that its plan over the next twelve months is to perform the due diligence to determine if it should exercise its option with respect to the Well pursuant to the agreement with JRC

•

The reference to a concurrent “primary offering” that you are registering at the same time requires additional explanation. [Page 21.] Response: The Company has deleted the references to “primary offering” on page 22 of the Amended Registration Statement.

•

Explain the reference to the Polischuk Property, which appears only at page 22. Response: The Company has deleted the references to the “Polischuk Property” on page 24 of the Amended Registration Statement and changed it to “the Well.” The reference to the “Polischuk Property” was an error.

•

You state that you “participate in the oil and gas industry through the optioning of oil and gas exploration and development projects.” [Page 24.] Provide us with support for this assertion. Also, clarify the references to “our properties” and “our mineral properties.” Response: The Company has revised the references to “our properties” and “our mineral properties” on pages 12 and 25 of the Amended Registration Statement to indicate properties in which the Company may acquire an interest in the future. The Company has edited the text to reflect the fact that the Company has an option only on the Well and that it currently does not own any properties.

•

If you retain the reference, explain why you refer to possible listing on the Nasdaq Small Cap Market at page 38. Also update the disclosure regarding the items voted upon at the June 16, 2005, meeting, including any changes to the Articles of Incorporation that resulted. File the amended Articles as an exhibit. Response: Reference to the Nasdaq Small Cap Market on page 39 has been removed. The disclosure related to the annual general meeting has been updated and the amended Articles have been filed as Exhibit_3.2 to the amended F-1 registration statement.

•

Explain to us why you include a glossary that includes many terms that do not appear in the document. [Page 41.] Your disclosure, including the revised Risk Factors section, should not be generic but instead should apply to your particular facts and circumstances. Response: The Glossary has been amended to reflect only those terms used in the Amended Registration Statement.

Securities and Exchange Commission

September 5, 2005

•

Your pagination on the version provided to us as courtesy copies differs from the version filed via EDGAR. Response: The Company believes it has corrected the pagination in the Amended Registration Statement.

•

Refile the agreement you filed as Exhibit 10.6 to include the names and capacities of those signing as “authorized signatory.” Response: Exhibit 10.6 has been re-filed with the Amended Registration Statement and the names and capacities of the authorized signatories have been added.

6.            Comment:         We understand that you have secured an option to acquire a 10% working interest and an 8% net revenue interest in the Wirnberley #5 Well located in Jack County, Texas exercisable within twelve months of February 8, 2005. In any instance throughout your document that you discuss this well, please state clearly that you do not currently own the lease. Also identify the status of the well and state clearly, if true, that this is not a producing property.

Response:       The Company has made the requested change regarding ownership and production status of the well lease on pages 4, 9, 12, 13, 18, 19 20, 23 and 25 of the Amended Registration Statement.

Trading Market, page 6

7.            Comment:         We note that you intend to apply to the OTCBB in this section and in your risk factor section. Please tell us, on a supplemental basis, the status and timing of your application with the OTCBB.

Response:        After the Registration Statement is declared effective, the Company will find market makers to file a Form 15c21ll with the OTCBB so that the Company’s common stock will be eligible for trading on the bulletin board. To date, the Company has not made efforts to find any market makers.

Note Regarding Forward-Looking Statements, page 7

8.            Comment:         Because this is your initial public offering, the safe harbor provisions do not apply to your disclosure. Notwithstanding your reference to penny stock at the end of the paragraph, if you retain this section, revise the first part to eliminate the suggestion that any of the statements are “forward looking statements” as defined by the federal securities laws. Also revise to eliminate the suggestion that “will” identifies forward-looking statements

Response:       The Company has revised its section entitled “Note Regarding Forward Looking Statements” on page 7 of the Amended Registration Statement in accordance with this item 8 of the Comment Letter.

Securities and Exchange Commission

September 5, 2005

Risk Factors, page 9

9.            Comment:        Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin with “although” or “while.” Instead, focus on the risk, such as the harm that could result from being a new company or your ability le continue as a going concern,

Response:       The Company has removed mitigating language from risk factors 1 and 2 (page 8), 9 (page 11), 16 (page 12), 21 (page 14) and 27 (page 15) in the Amended Registration Statement, in accordance with this item 9 of the Comment Letter.

10.          Comment:        Revise this section to remove statements like “we cannot assure” and “we cannot guarantee” and to eliminate the suggestion that the reader “should not rely” upon particular disclosure. Instead, state the risk plainly and directly.

Response:       The Company has removed the requested language from risk factors 5 (page 9), 9 (page 11), 21 (page 14) and 31 (page 16) in the Amended Registration Statement, in accordance with this item 9 of the Comment Letter.

11.        Comment:         We note your statement in Risk Factor 4 at page 9 that “[your] success depends heavily upon the continued contributions of Robert Coale, whose knowledge, leadership and technical expertise would be difficult to replace.” However, you then state in Risk Factor 5 at page 9 that “[your] management, officers and directors do not have extensive oil and gas experience, therefore investors should (rot rely on [your] management, officers and directors as being experts in the area of oil and gas exploration and production, which is [your] business focus.” Please expand or revise your statements to eliminate the confusion created by these two contradictory statements.

Response:       The Company has revised Risk Factor 4 at page 9 in the Amended Registration Statement to state that the Company’s success is heavily dependent on its management’s leadership expertise and ability to execute on business plans for natural resource businesses, in accordance with this item 11 of the Comment Letter. In addition, the Company has clarified in Risk Factor 5 that Mr. Coale does have extensive oil and gas experience.

If capital is not available to us to expand our business operations.....page 8

12.          Comment:        Disclose in necessary detail later in the document the amount of capital you anticipate will be necessary to develop Wimberley #5 Well. We may have additional comments.

Response:       The Company has disclosed on page 22 and page 24 of the Amended Registration Statement the amount of capital anticipates will be necessary to develop Wimberley #5 well, in accordance with this item 12 of the Comment Letter.

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September 5, 2005

Capitalization, page 16

13.          Comment:        Please revise the information in the capitalization table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

Response:       The Company has added disclosure of its capitalization as of June 30, 2005 to the Capitalization Table on page 18 of the Amended Registration Statement, in accordance with this item 13 of the Comment Letter.

Foreign Currency Exchange: United States Dollar and Canadian Dollars, page 23

14.          Comment:        Please update the exchange rate information as of the most recent practicable date.

Response:       The foreign exchange rates have been updated to the end of August 2005 on page 26 of the Amended Registration Statement, in accordance with this item 14 of the Comment Letter.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 23

Management, page 26

15.          Comment:        Disclose for each officer how much time he devotes to your business and affairs.

Response:       The amount of time each officer devotes to the affairs of the Company has been added top the disclosure on page 28 of the Amended Registration Statement, in accordance with this item 15 of the Comment Letter.

Involvement in Certain Legal Proceedings, page 27

16.          Comment:        Revise to make clear that there are no such legal proceedings, rather than suggesting that you are “not aware” of any. Make parallel changes to the disclosure that appears under “Potential Conflicts of Interest.”

Response:       The Company has made the revisions regarding the legal proceedings and the potential conflicts of interest on pages 28 and 29 of the Amended Registration Statement in accordance with this item 16 of the Comment Letter.

Potential Conflict of Interest, page 28

Securities and Exchange Commission

September 5, 2005

17.          We note that your president and other directors work for other natural resource exploration companies. Include appropriate risk factor in that regard.

Response:       The Company has added a new risk factor 23 on page 14 of the Amended Registration Statement in accordance with this item 17 of the Comment Letter.

Executive Compensation

18.          Comment:        We note your disclosure that no officers or directors received compensation. Please provide us with an analysis that quantifies the value of the services that they contributed to you and indicate whether or not these contributed services are reported in your results of operations. Refer to SAB Topic 5:T for US GAAP.

Response:       The Company has not recorded any compensation costs related to services provided by its management. See additional information in the Company’s response to item 20 of the Comment Letter.

Based upon a review of Topic 5, the Company does not feel that it is necessary to record the value of the services contributed to the Company by its management. Topic 5 addresses situations where a related party of the Company makes a payment or establishes some other arrangement with a third party that will ultimately benefit the related party by maintaining or increasing the related party’s investment. In the case of management voluntarily agreeing to forego salary, there is no third party involved and as a result, Topic 5 is not applicable. It is common business practice for management’s salary to be set at least in part by the Company’s ability to pay said salary. In the case of new businesses, it is typical for founders to forego salary until such time that the company becomes established and has the ability to pay a salary. Most companies have a certain amount of discretion over how much is paid to its management. If a company has a profitable year, pay increases and bonuses are often paid to management. In years where a company is not profitable, bonuses are seldom paid and pay reductions are not unknown. In unprofitable years, companies do not record compensation expense in excess of what was actually paid in the year. In other words, there is no minimum value to the services contributed to the Company by management. Even though management may have contributed the same level of effort and number of hours in an unprofitable year, compensation expense is based upon what was actually paid rather than some pre-established value of those services.

19.          Comment:        Expand your MD&A discussion to indicate whether or not the current compensation arrangements are expected to change. If your historical results reflect compensation that is materially different from that expected after the offering. Please explain the impact of salary commitments on future results and liquidity

Response:         The MD&A has been expanded to include a discussion of the Company’s compensation arrangements and there impact on future operating results on page 27 of the Amended Registration Statement, in accordance with this item 19 of the Comment Letter.

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September 5, 2005

Security Ownership of Certain Beneficial Owners and Management, page 29

20.          Comment:        Please explain why your commitment to issue common shares to your executive officers, Robert Coale and. Donald Neal for $0.0001 per share did not result in compensation costs. We note, as disclosed on page 55, that you issued additional commitments to issue common shares shortly after the issuance of those shares in May and June 2004 for $0.01 and $0.10 per share.

Response:       The term ‘commitment to issue’ was in error as the shares have been issued. ‘Commitment to issue’ has been removed form the Amended F-1 Registration Statement. Mr. Coale and Mr. Neal each paid $0.001 per common share as their initial investment upon founding the Company. Mr. Coale has significant experience in the oil and gas industry. As a result of his association with the Company, the Company was able to attract additional shareholders who were willing to subscribe for shares at higher prices.

Plan of Distribution, page 33

21.          Comment:        We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response:       The Company notes the Commission’s restrictions on short sales prior the effectiveness of the Registration Statement as outlined in has provided the requested disclosure in the Amended Registration Statement Corporation Finance Telephone Interpretation A.65. The Company will advise all of the selling security holders regarding this restriction. The Company would also like to point out that such short sale strategy is highly unlikely given that the Company common stock currently does not trade on any market and will not so trade until after the Registration Statement is declared effective.

Share Capital, page 37

22.          Comment:        Revise this section to provide a more direct and detailed comparison of shareholders’ rights and other corporate governance matters under Canada and, for example, Delaware law. Consider providing this information in tabular form. For example but without limitation, explain whether Canadian law:

•	allows shareholder to cumulate their votes;

•	allows shareholders to approve corporate matters by written consent; or

•

allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Securities and Exchange Commission

September 5, 2005

Response:       The Company has added a section entitled “Comparative rights of shareholders” on page 41 of the Amended Registration Statement in response to this item 22 of the Comment Letter.

Financial Statements

Balance Sheet, page 48

23.          Comment:        Please provide us with information regarding the nature of the items that comprise the amount reported in the “cash” line item of your balance sheet. Indicate if any of these items include Treasury bills, commercial paper, money market funds or other amounts considered to be cash equivalents. If so, rename the line item “cash and cash equivalents” and disclose your policy for determining which items are treated as cash equivalents as per CICA 1540.06(b) for Canadian GAAP and SFAS 95 for US GAAP.

Response:        Significant Accounting Policy Note 2 (a) to the financial statements has been added on page 60 of the Amended Registration Statement, in accordance with this item 23 of the Comment Letter. All of the Company’s cash at December 31, 2004 was held as cash.

24.          Comment:        We note your presentation of 41,560,300 common shares as “to be issued.” We understand that you received the cash proceeds during the period from April 2, 2004 to December 31, 2004 for the three stock transactions you discuss in Note 4 at page 55. Please explain to us in detail why you have identified these as “to be issued” as of December 31, 2004. If the shares have not been issued, explain in detail why you have reported the related amounts as a component of shareholders’ equity.

Response:       The reference ‘to be issued’ has been removed from the financial statements pages 55, 56, 57 and 61 of the Amended Registration Statement, in accordance with this item 24 of the Comment Letter.

Statement of Shareholders’ Equity, page 50

25.          Comment:        Please revise your statement of stockholders’ equity, to disclose the date of each issuance. Refer to paragraph 11(d) of SFAS 7. We note your related disclosure on page 55.

Response:       The dates of the share issuances have been added to the statement of stockholders’ equity on page 57 of the Amended Registration Statement, in accordance with this item 25 of the Comment Letter.

Securities and Exchange Commission

September 5, 2005

Statement of Cash Flows, page 51

26.          Comment:        Please explain why you have classified an increase in accounts payable as “an item not involving cash.” Refer to CICA 1540.22(b) for Canadian GAAP. Please revise this line item caption to one that that more appropriately identifies the nature of this reconciling component of operating cash flows.

Response:       The description of the increase in accounts payable has been amended to ‘change in liabilities’ and the section of the cash flow has been labeled ‘adjustments to reconcile net loss to cash used in operations’, in accordance with this item 26 of the Comment Letter.

Note 2, Significant Accounting Policies, page 53

(a) Oil and gas Property Payments and Exploration Costs, page 53

27.          Comment:        We understand that upon commencement of operations, you will expense all costs related to the maintenance of oil and gas claims in which you have secured exploration rights prior to establishment of proven and probable reserves. Please expand on your disclosure to explicitly state your accounting method for your oil and gas activities. Cite the literature under which you intend to account for your oil and gas business.

Response:       The requested disclosure has been added to Note 2 on page 60, in accordance with this item 27 of the Comment Letter.

(c) Foreign Currency Transactions, page 53

28.          Comment:        We note your disclosure that “gains and losses on foreign exchange are included in the Statement of Loss and Deficit.” Please expand on your disclosure to indicate, if true, that there were none during the period covered by your financial statements. Otherwise, revise your disclosure to more clearly identify the line item in which the foreign exchange gains and losses are reported.

Response:       The Company has not recognized any foreign exchange gains and losses. The Company added disclosure to this effect in note 2(d) on page 60 of the Amended Registration Statement, in accordance with this item 28 of the Comment Letter.

Note 4 – Common Stock, page 55

29.          Comment:        Please explain the exact terms of your right to repurchase the common shares that you are committed to issue to your executive officers. Additionally, clarify that the shares were issued to Directors that also serve as your management.

Securities and Exchange Commission

September 5, 2005

Response:       The Company added clarifying disclosure to Note 4 on page 63, in accordance with this item 29 of the Comment Letter.

Exhibits and Financial Statement Schedules, page 59

30.          Comment:        A currently dated accountant’s consent should be filed with each amendment to the registration statement.

Response:          The Company notes the requirement for the updated accountant’s consent and such consent has been filed as Exhibit 23.1 to the Amended Registration Statement in accordance with this item 30 of the Comment Letter.

31.          Comment:        To the extent feasible, please ensure that you refer to your exhibits properly. For instance, exhibits 5.1 and 23.2 refer to your legality opinion as Morgan & Company, instead of Morton & Company.

Response:         The Company has reviewed and revised its index of exhibits to the Registration Statement in accordance with this item 31 of the Comment Letter.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form F-1/A. Please note that we are also submitting via courier two (2) copies of a redline version showing changes from the Registration Statement on Form F-1 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin